Issuer Free Writing Prospectus, dated December 5, 2024

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-278743

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$600,000,000 8.000% Senior Notes due 2033

December 5, 2024

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation
Title of Securities:	8.000% Senior Notes due 2033
Aggregate Principal Amount:	$600,000,000 (upsized from $400,000,000)
Final Maturity Date:	May 15, 2033
Issue Price:	100%, plus accrued interest, if any, from December 19, 2024
Interest Rate:	8.000%
Yield to Maturity:	8.000%
Interest Payment Dates:	May 15 and November 15, beginning on May 15, 2025
Interest Record Dates:	May 1 and November 1
Gross Proceeds:	$600,000,000
Optional Redemption:	Make-whole call at T+50 until May 15, 2028
On or after May 15, 2028 at the prices set forth below for the twelve-month period beginning on May 15 of the years indicated below, plus accrued and unpaid interest:

	Year	Percentage
	2028	104.000%
	2029	102.000%
	2030 and thereafter	100.000%

Equity Clawback:	Up to 35% at 108.000% prior to May 15, 2028
Joint Book-Running Managers:

Wells Fargo Securities, LLC

SMBC Nikko Securities America, Inc.

Capital One Securities, Inc.

Regions Securities LLC

RBC Capital Markets, LLC

BNP Paribas Securities Corp.

Scotia Capital (USA) Inc.

BofA Securities, Inc.

Fifth Third Securities, Inc.

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

Truist Securities, Inc.

PNC Capital Markets LLC

Co-manager:	First Citizens Capital Securities, LLC Comerica Securities, Inc.
Trade Date:	December 5, 2024
Settlement Date:	December 19, 2024 (T+10)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	SEC Registered
CUSIP / ISIN Numbers:	CUSIP: 37185LAR3 ISIN: US37185LAR33
Changes to Preliminary Prospectus Supplement

At September 30, 2024, on a pro forma basis after giving effect to the application of the net proceeds of this offering as described herein, we would have had approximately $3.7 billion of total indebtedness (excluding $4.5 million in respect of outstanding letters of credit), approximately $226 million of which (excluding $4.5 million in respect of outstanding letters of credit) would be secured indebtedness to which the notes would be effectively junior (to the extent of the value of the collateral securing such indebtedness), and we would have had approximately $670 million of borrowing capacity available under our $900 million senior secured credit facility, subject to compliance with financial covenants, for additional secured borrowings, which would be effectively senior to the notes. In the pro forma column under “Capitalization” at page S-25, the amount of cash and cash equivalents is $13 million, the revolving credit facility is $226 million, the amount of the 2033 Notes offered hereby is $600 million, the amount of total long-term debt is $3.7 billion and the total capitalization is $5.3 billion. Our net proceeds from the offering are approximately $589 million.

The Tender Offer has been amended to increase the maximum principal amount of 2027 notes that we may purchase pursuant thereto from $385 million to $575 million. In the event that we purchase less than $575 million in aggregate principal amount of the 2027 notes pursuant to the Tender Offer, we intend to use net proceeds from this offering to redeem 2027 notes, on or around January 15, 2025, in an aggregate principal amount equal to the approximate difference between $575 million and the aggregate principal amount of 2027 notes that we purchase pursuant to the Tender Offer.

General

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated December 5, 2024. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering as supplemented hereby, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.